SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549


                                   FORM 11-K


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934
              For the plan year ended December 31, 1996


               or


          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934
              For the transition period from ______ to _______

     Commission File Number: 0-6645

               A. Full title of the plan and address of the plan, if different from that of the issuer named below:

          THE MANITOWOC COMPANY, INC. RSVP PROFIT SHARING PLAN

               B. Name of the issuer of securities held pursuant to the plan and the address of it's principal executive office:

                          THE MANITOWOC COMPANY, INC.
                              500 So. 16th Street
                              Manitowoc, WI 54220







                    There are no exhibits to this document.






                              REQUIRED INFORMATION
                              --------------------

     The following financial statements and schedules of The Manitowoc Company, Inc. RSVP Profit Sharing Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.




THE MANITOWOC COMPANY, INC.

RSVP PROFIT SHARING PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1996 AND 1995
AND FOR THE YEAR ENDED DECEMBER 31, 1996







Report of Independent Accountants



To the Administrative Committee of
The Manitowoc Company, Inc.
RSVP Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of The Manitowoc Company, Inc. RSVP Profit Sharing Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand LLP

Milwaukee, Wisconsin

May 22, 1997


The Manitowoc Company, Inc.
RSVP Profit Sharing Plan
Statements of Net Assets Available for Plan Benefits as of December 31, 1996 and 1995







                                                          1996             1995
                                                    -------------       -----------
Investments in The Manitowoc Company, Inc.



     Employees' Profit Sharing Trust, at market      $ 89,946,412      $ 85,115,706


Contributions receivable                                2,360,487         1,326,502
                                                     ------------      ------------
          Net assets available for plan benefits     $ 92,306,899      $ 86,442,208
                                                     ============      ============


The accompanying notes are an integral part of these financial statements.



The Manitowoc Company, Inc.
RSVP Profit Sharing Plan
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1996



Additions to net assets attributed to:
  Income from The Manitowoc Company, Inc.
    Employees' Profit Sharing Trust              $  9,192,552

Contributions:
     Employer                                       2,955,453
     Participants                                   1,206,384
                                                  -----------
                                                    4,161,837
                                                  -----------
              Total additions                      13,354,389

Deductions from net assets attributed to:
     Benefits paid to participants                 (7,500,212)
                                                  -----------
             Net increase before transfers          5,854,177

Net transfers from other plans                         10,514
                                                   ----------
Net increase                                        5,864,691

Net assets available for plan benefits:
     Beginning of year                             86,442,208
                                                   ----------
     End of year                                 $ 92,306,899
                                                   ==========

The accompanying notes are an integral part of these financial statements.


The Manitowoc Company, Inc.
RSVP Profit Sharing Plan
Notes to Financial Statements


     1.   Plan Description:

a. General: The Manitowoc Company, Inc. RSVP Profit Sharing Plan (the "Plan") is a defined contribution plan covering substantially all salaried and non-union hourly employees of participating companies of The Manitowoc Company, Inc. (the "Company"). Participating companies to the Plan include the Company and all current subsidiaries and affiliates of the Company, excluding KMT Refrigeration, Inc., successor to The Shannon Group, which was purchased by the Company on December 1, 1995. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

b. Contributions: Participants may make voluntary pre-tax contributions to their accounts in whole percentages between 1% and 10% of eligible compensation, up to a maximum of $9,500 (adjusted annually). Participant contributions are not required.

     Contributions to the Plan may be made by the Company in the form of a profit sharing contribution or a matching contribution, which are credited to the individual accounts of the participants. A variable profit sharing contribution is made to the Plan annually based upon a formula for each participating company as defined in the Plan document. A fixed profit sharing contribution is made to the Plan annually equal to 3% of each participant's eligible compensation for the Plan year. Matching contributions are made by each participating company to a participant's account in the form of a basic matching contribution which equals 25% of the first 5% of eligible compensation contributed, or an incentive matching contribution which is equal to 100% of the first 3% of eligible compensation contributed to the Company Stock Fund.
Participants who are awarded incentive matching contributions may also receive a basic matching contribution equal to 25% of an additional 2% of eligible compensation contributed.

     Annual contributions to a participant's account are limited to the lesser of $30,000 (or, if greater, 25% of the dollar limitation in effect under Section 415 of the Internal Revenue
Code), or 25% of the participant's compensation for the year.

c. Participant Accounts: Each participant's account is credited with the participant's contributions, the participant's share of the Company's contributions and an allocation of Plan earnings, and reduced for withdrawals. Plan earnings are determined and credited to each participant's account on a monthly basis in accordance with the proportion of the participant's account to all accounts.

d. Vesting: Participants have a non-forfeitable, vested right to the entire amount voluntarily contributed, and earnings thereon, and may withdraw the total of such amount in accordance with the provisions of the Plan. The participant's account attributable to employer contributions vests at the rate of 20% at the end of each year of credited service for five years. Participants who leave the Company because of normal retirement, disability retirement or death are considered to be 100% vested.

e. Investments: The Plan's investments are commingled with other Company sponsored plans in The Manitowoc Company, Inc. Employees' Profit Sharing Trust (the "Trust"). There are six Trust investment options in which Plan participants may elect to invest. The election must be done in multiples of 5%.

     The investment options are as follows:

Capital Preservation Fund - invests mainly in guaranteed insurance contracts in order to provide market stability and consistent interest return.

Equity Fund - invests in a medium size company capital growth fund managed by the Nicholas Fund, Inc. to provide increased growth through market appreciation.

Balanced Fund - invests in a mutual fund managed by the Brinson
Trust Company, which invests in a balanced mix of equity and fixed income securities.

GNMA Bond Fund - invests in mortgage-backed bonds issued by the Government National Mortgage Association (GNMA). This fund is managed by SEI Financial Management Corporation. As of January 1, 1997, no further contributions to this fund are being allowed.

Small Cap Fund - invests mainly in stocks of small companies and is managed by SEI Financial Management Corporation.

Company Stock Fund - invests in The Manitowoc Company, Inc.
common stock.

f. Distributions: Participants may elect to receive the vested portion of their account balance upon normal retirement at or after age 65; death or disability, if earlier, or termination of employment. A participant who has reached age 55 upon termination of employment has the right to maintain his vested account balance in the Plan until distribution is required to commence to be made under the rules of the Plan.

     A participant may make a withdrawal from his vested account balance while still employed by the Participating Company in the event of immediate and heavy financial hardship as defined by the Plan document.

     Withdrawal elections are a lump sum payment, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract.

g. Participant Loans: Participants may receive a loan from the Plan in an amount equal to a minimum of $1,000 up to 50% of the participant's account balance, excluding the portion of the account balance relating to Company profit sharing contributions, not to exceed $50,000. A participant may not maintain more than one loan at a time. Loans bear an interest rate equal to the current prime rate plus 1%. Loans are repaid from payroll deductions over a period not to exceed five years. In the event of default on a loan, the Plan has the right to apply the participant's account balance in satisfaction on the unpaid principal and accrued interest on the loan.

h. Forfeitures: If a participant is not 100% vested at the time of distribution, the nonvested portion of his account is forfeited. Forfeited amounts are used to offset future Company contributions. This reduction is done in the year of the forfeiture and subsequent years until the forfeitures have been fully applied.

i. Reclassifications: Certain reclassifications has been made to the financial statements of prior periods to conform to the presentation for 1996.



     2.   Summary of Significant Accounting Policies:

a. Basis of Presentation: The significant accounting policies followed by the Plan are presented below to assist the reader in reviewing the financial statements, which have been prepared in accordance with generally accepted accounting principles (GAAP).
 The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

b. Administrative Expenses: Administrative expenses of the Plan are paid from the assets of the Trust and are netted against income from the Trust.

c. Contributions: The Company makes weekly payments to the Plan for employee and Company matching contributions. Profit sharing contributions are made when final calculations of contribution amounts have been determined, which normally is within two months of the Plan's year end. Company and voluntary employee contributions are recorded in the period the employees are paid.

d. Investment Valuation and Income Recognition: The Trust's investments are stated at fair value except for its investments in the Capital Preservation Fund which are stated at contract value (Note 2e). Shares of mutual funds and investments in mortgage-backed securities are valued at quoted market prices. Investments in common stock of the Company and other companies are valued at quoted market prices. Participant loans are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    The Trust's investments are exposed to various risks, such as
interest rate, market and credit   risks.  Due to the level of
risk associated with certain investments and the level of uncertainly related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

e. Investment in the Capital Preservation Fund: The Capital Preservation Fund consists primarily of investments in insurance company investment contracts. These contracts are included in the assets of the Capital Preservation Fund at contract value, which approximates fair value, as reported to the Trust by the trustee. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

     The average yield for the Capital Preservation Fund was 6.5% for the year ended December 31, 1996. The crediting interest rate for this fund was 6.6% and 6.8% at December 31, 1996 and 1995, respectively.

f.   Payment of Benefits:  Benefits are recorded when paid.


     3.   Investments Held by the Trust:

The trustee for the Plan is The Associated Bank Lakeshore, N.A.
in Manitowoc, Wisconsin. A summary of the net assets of the Trust at December 31, 1996 and 1995, and the changes in net assets of the Trust for the year ended December 31, 1996 are as follows (at fair value):

                                     Capital
                                   Preservation    Equity     Balanced  GNMA Bond   Small Cap    Company
    December 31, 1996                  Fund          Fund        Fund       Fund        Fund     Stock Fund  Loan Fund  Total Funds
-----------------------------      ------------  ----------  ---------- ----------  ---------- ----------- ----------- ------------
Cash and cash equivalents          $  4,328,826 $    59,713 $    33,000 $   25,829 $    31,590 $   121,333 $    -      $  4,600,291
Deposits with insurance companies   131,339,634       -           -           -           -           -         -       131,339,634
Mutual funds                             -       16,390,220  16,260,138  2,021,313  11,168,090        -         -        45,839,761
Investment in The Manitowoc
   Company, Inc. common stock            -            -           -           -           -      8,735,752      -         8,735,752
Participant loans                        -            -           -           -           -           -        260,328      260,328
Accrued income                          744,844     742,051      65,135     11,509         165         462      -         1,564,166
                                   ------------  ----------  ---------- ----------  ---------- ----------- ----------- ------------
             Net assets            $136,413,304 $17,191,984 $16,358,273 $2,058,651 $11,199,845 $ 8,857,547 $   260,328 $192,339,932
                                   ============  ==========  ========== ==========  ========== =========== =========== ============




                                     Capital
                                   Preservation    Equity     Balanced  GNMA Bond   Small Cap    Company
    December 31, 1995                  Fund          Fund        Fund       Fund        Fund     Stock Fund  Loan Fund  Total Funds
-----------------------------      ------------  ----------  ---------- ----------  ---------- ----------- ----------- ------------
Cash and cash equivalents          $ 19,535,423  $   30,610 $    57,102 $   30,390  $   36,522 $  (100,531) $    -     $ 19,589,516
Deposits with insurance companies   126,711,801       -           -           -           -           -                 126,711,801
Mutual funds                             -        8,546,076  11,998,774  1,929,402   3,229,151        -          -       25,703,403
Investment in The Manitowoc
    Company, Inc. common stock           -            -           -           -           -      3,838,471       -        3,838,471
Participant loans                        -            -           -           -           -           -        191,216      191,216
Accrued income                          787,318     478,750      49,910     11,678     724,409         311       -        2,052,376
                                   ------------  ----------  ---------- ----------  ---------- ----------- ----------- ------------
             Net assets            $147,034,542  $9,055,436 $12,105,786 $1,971,470  $3,990,082 $ 3,738,251  $  191,216 $178,086,783
                                   ============  ==========  ========== ==========  ========== =========== =========== ============


                                      Capital
       Year Ended                  Preservation    Equity     Balanced  GNMA Bond   Small Cap    Company
   December 31, 1996                   Fund          Fund        Fund       Fund        Fund     Stock Fund  Loan Fund Total Funds
-----------------------------      ------------  ----------  ---------- ----------  ---------- ----------- ----------- -----------
Contributions                      $  3,181,366  $1,009,056  $1,099,751 $  147,185  $  435,307 $ 1,315,803 $     -     $ 7,188,468
Interest and dividends                8,811,466      92,586       5,602    134,534       3,244     143,105       -       9,190,537
Net appreciation in fair value of
      financial instruments               -       2,529,593   1,756,757    (52,390)  1,703,164   3,950,252       -       9,887,376
                                   ------------  ----------  ---------- ----------  ---------- ----------- ----------- -----------

               Total additions       11,992,832   3,631,235   2,862,110    229,329   2,141,715   5,409,160       -      26,266,381

Benefits paid to participants        (9,991,136)   (582,422)   (785,661)   (57,925)   (299,751)   (495,199)    (21,447)(12,233,541)
Other                               (12,622,934)  5,087,735   2,176,038    (84,223)  5,367,799     205,335      90,559     220,309
                                   ------------  ----------  ---------- ----------  ---------- ----------- ----------- -----------
        Net (decrease) increase     (10,621,238)  8,136,548   4,252,487     87,181   7,209,763   5,119,296      69,112  14,253,149

Net assets available for plan
   benefits:
     Beginning of year              147,034,542   9,055,436  12,105,786  1,971,470   3,990,082   3,738,251     191,216 178,086,783
                                   ------------  ----------  ---------- ----------  ---------- ----------- ----------- -----------
     End of year                   $136,413,304 $17,191,984 $16,358,273 $2,058,651 $11,199,845 $ 8,857,547 $   260,328 192,339,932
                                   ============  ==========  ========== ==========  ========== =========== =========== ===========




     3.   Investments Held by the Trust, Continued:

The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each participant's share of the Trust. The Company's percentage of the Plan's assets to the total assets of the Trust is 47% as of December 31, 1996 and 1995. The Plan's approximate allocated share of the net assets of each fund in the Trust at December
31, 1996 and 1995 was:

                                         December 31,
                                -----------------------------
                                   1996                1995
                                -----------         ---------
Capital Preservation Fund           48%                 48%
Equity Fund                         38%                 43%
Balanced Fund                       52%                 52%
GNMA Bond Fund                      38%                 37%
Small Cap Fund                      35%                 38%
Company Stock Fund                  54%                 54%
Loan Fund                          100%                100%

Investments that represent five percent or more of total Trust assets as of December 31, 1996 and 1995 are as follows:


                                         December 31,
                                -----------------------------
                                   1996                1995
                                -----------         ---------
Balanced Fund
   The Brinson Trust Co.
       U.S. Balanced Fund      $ 16,278,479      $ 12,142,792

Capital Preservation Fund
   New York Life Insurance Co. $ 10,675,423             -

Equity Fund
   Nicholas Fund, Inc.         $ 16,400,075             -

Small Cap Fund
   SEI Financial Management
     Corporation
       Small Cap Growth Fund   $ 11,166,033             -




     4.   Benefits Payable to Withdrawn Participants:

Benefits paid to participants represent the amount paid to participants as determined by their vesting status at the time of termination. At December 31, 1996 and 1995, $577,033 and $658,741, respectively, included in net assets available for plan benefits is payable to terminated employees who have withdrawn from the Plan.



     5.   Tax Status:

The Internal Revenue Service has determined and informed the Company by a letter dated September 28, 1995, that the Plan and related Trust are designed in accordance with the applicable Internal Revenue Code sections and the related Trust is therefore exempt from Federal income taxes under the provisions of Section 401(a) of the Code. The Plan's administrator believes that the Plan continues to be administered in accordance with the applicable provisions of the Code.



     6.   Plan Termination:

While the Company has not expressed any intent to terminate the Plan, it may elect to do so at any time subject to the provisions of ERISA. In the event of termination, each participant becomes fully vested in his entire participant account balance.






                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf be the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on this 26th day of June, 1997.

                              THE MANITOWOC COMPANY, INC.
                              RSVP PROFIT SHARING PLAN


                              /s/ Fred M. Butler
                              ____________________
                              Fred M. Butler



                             /s/ Robert R. Friedl
                              ____________________
                              Robert R. Friedl



                              /s/ Philip Keener
                              ____________________
                              Philip Keener



                              /s/ Thomas Musial
                              ____________________
                              Thomas Musial



                              /s/ Debra Casper
                              ____________________
                              Debra Casper